UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches, the first of which was completed on October 26, 2022. In respect of each of the two tranches, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the second tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on June 15, 2022, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended February 28, 2023, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
February 1, 2023	10,347	251.59p	256.00p	247.00p
February 2, 2023	8,053	255.94p	265.00p	249.50p
February 3, 2023	5,042	262.88p	265.00p	261.00p
February 6, 2023	10,587	260.55p	265.00p	258.00p
February 7, 2023	10,824	253.92p	261.00p	249.00p
February 8, 2023	10,549	248.18p	255.00p	244.50p
February 9, 2023	10,356	252.51p	255.50p	248.00p
February 10, 2023	10,153	241.67p	247.00p	238.50p
February 13, 2023	10,308	237.28p	240.00p	235.00p
February 14, 2023	10,499	233.06p	235.50p	230.00p
February 15, 2023	9,522	234.34p	237.50p	231.00p
February 16, 2023	10,386	232.49p	235.50p	230.00p
February 17, 2023	10,713	232.91p	234.00p	230.50p
February 20, 2023	10,728	228.38p	232.00p	227.00p

February 21, 2023	10,196	229.42p	232.50p	223.00p
February 22, 2023	10,344	218.21p	222.00p	215.50p
February 23, 2023	10,788	217.65p	219.50p	216.00p
February 24, 2023	11,729	223.91p	226.50p	218.50p
February 27, 2023	11,631	224.64p	227.00p	218.50p
February 28, 2023	12,113	227.22p	229.00p	225.50p

During the month ended February 28, 2023, the Company repurchased an aggregate of 204,868 Ordinary Shares. As of February 28, 2023, the Company’s issued share capital was 289,468,159 shares, 10,807,414 of which were held in treasury, resulting in total voting rights in the Company of 278,660,745 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

February 1, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4661879.html

February 2, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4663341.html

February 3, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4664663.html

February 6, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4666154.html

February 7, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4667560.html

February 8, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4669020.html

February 9, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4670406.html

February 10, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4671750.html

February 13, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4673189.html

February 14, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4674642.html

February 15, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4675976.html

February 16, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4677518.html

February 17, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4678907.html

February 20, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4680373.html

February 21, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4681594.html

February 22, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4683029.html

February 23, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4684454.html

February 24, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4685861.html

February 27, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4687469.html

February 28, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4689464.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: March 2, 2023	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer